FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 12

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Catherine Loubier

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(1.1) Terms Agreement dated February 6,  2020 between Québec and RBC Dominion Securities Inc., acting jointly on behalf of itself and on behalf of the several Representatives and the several Underwriters named therein, with the Québec Underwriting Agreement Standard Provisions (Debt Securities), dated February 6, 2020, attached thereto;

(4.1) Fiscal Agency Agreement dated as of February  13, 2020 between Québec and BNY Trust Company of Canada, as fiscal agent, registrar, principal paying agent and transfer agent, with the form of Global Note attached thereto;

(5.1) Opinion and consent of Miller Thomson LLP, Québec and Canadian Counsel to Québec;

(5.2) Consent of Norton Rose Fulbright Canada LLP, Canadian Counsel to the Underwriters;

(5.3) Consent of Sullivan & Cromwell LLP, special United States tax counsel to Québec; and

(99.14) Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 12 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger

Name:	Alain Bélanger

Title:	Assistant Deputy Minister

Date: February 13, 2020

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